June 2, 2025

Via Edgar Transmission

Alyssa Wall and Cara Wirth

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Etoiles Capital Group Co., Ltd. Amendment No. 1 to Registration Statement on Form F-1 Submitted May 23, 2025 File No. 333-287302

Dear SEC Officers:

On behalf of Thrive Capital Group Co., Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 29, 2025 with respect to Amendment No. 1 to Registration Statement on Form F-1, File No. 333-287302 (“F-1”), filed on May 23, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 23, 2025

Our Corporate History and Structure, page 56

1.

We note your statement that “Etoiles Zeneo Investment Limited proposed to surrender 5,000,000 Class B Ordinary Shares to the Company for the cancellation, and the Company approved the surrender and cancellation of such shares on May 8, 2025.” Please revise to note whether Etoiles Zeneo Investment Limited received any consideration for cancellation of the shares, and if so state the amount. If it did not receive any consideration, please revise to state as much and state why not.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 57, F-20, F-24, and II-2 of the Revised F-1.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com